

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Soroush Salehian Dardashti
Chief Executive Officer
Aeva Technologies, Inc.
555 Ellis Street
Mountain View, California 94043

      Re: Aeva Technologies, Inc.
          Registration Statement on Form S-3
          Filed on January 9, 2024
          File No. 333-276441

Dear Soroush Salehian Dardashti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Heidi Mayon